UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2013

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Press Release of OTH

On January 18, 2013, Orascom Telecom Holding S.A.E. (“OTH”) and WIND Mobile’s founder, Chairman and Chief Executive Officer Anthony Lacavera, jointly announced that they have entered into an agreement to transfer Mr. Lacavera’s shares of WIND Mobile Canada to OTH (the “Transaction”). The English version of OTH’s press release is included as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Report”). In response to inquires from the Egyptian Stock Exchange (EGX), OTH has also disclosed the consideration to be paid for Mr. Lacavera’s minority interest in WIND Mobile Canada, which is held through AAL Corp., a holding company majority-owned by Mr. Lacavera. The consideration payable to AAL Corp. upon completion will consist of the fixed lines assets of Globalive and a cash payment of approximately CAD 15 million plus an additional amount that will be determined based upon future conditions.

Cautionary Statement Regarding Forward-Looking Statements

This Report contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, relating to the Transaction. These forward-looking statements are based on the best assessment of management. The actual outcome may differ materially from these statements. There can be no assurance that Transaction will be complete as planned. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VimpelCom Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2011 and other public filings made by VimpelCom Ltd. with the SEC, which risk factors are incorporated herein by reference. VimpelCom Ltd. disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this Report, or to make corrections to reflect future events or developments.

Exhibits

Exhibit No.	Description of Exhibit

99.1	Press release issued by OTH on January 18, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: January 22, 2013

	By:	/s/ Jeffrey David McGhie
	Name:	Jeffrey David McGhie
	Title:	General Counsel

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